UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Surgical Care Affiliates, Inc.

(Name of Subject Company)

Surgical Care Affiliates, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86881L106

(CUSIP Number of Common Stock)

Andrew P. Hayek

Chairman, President and Chief Executive Officer

Surgical Care Affiliates, Inc.

510 Lake Cook Road, Suite 400

Deerfield, Illinois 60015

(847) 236-0921

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Paul J. Shim, Esq.

James E. Langston, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) previously filed by Surgical Care Affiliates, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on February 21, 2017, relating to the exchange offer by Spartan Merger Sub 1, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), to acquire all of the issued and outstanding shares of the common stock of the Company, par value $0.01 per share (the “Shares”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person.

The information set forth in Item 2 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following after the first paragraph in Section (b) “Tender Offer”:

“In the event the Offer is consummated at the expiration of the Offer on March 24, 2017 as previously announced, the UnitedHealth Group Trading Price will be $169.42, which equals the volume weighted average of the closing sale prices per share of UnitedHealth Group common stock on the New York Stock Exchange on each of the five full consecutive trading days ending on and including March 21, 2017, the third business day prior to the scheduled expiration of the Offer. Accordingly, each Share validly tendered into the Offer and not properly withdrawn will be exchanged for the Default Cash Consideration, consisting of $11.40 in cash, and the Default Stock Consideration, consisting of a number of shares of UnitedHealth Group common stock equal to $45.60 divided by the applicable UnitedHealth Group Trading Price, together with cash in lieu of any fractional shares of UnitedHealth Group common stock, without interest and less any applicable withholding taxes. Any outstanding Shares not tendered into the Offer and with respect to which appraisal rights have not been validly exercised will be exchanged for the Default Cash Consideration and Default Stock Consideration in the First Merger.”

Item 8.	Additional Information.

The information set forth in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following section at the end of Item 8:

“(k) Transaction Consideration.

In the event the Offer is consummated at the expiration of the Offer on March 24, 2017 as previously announced, the UnitedHealth Group Trading Price will be $169.42, which equals the volume weighted average of the closing sale prices per share of UnitedHealth Group common stock on the New York Stock Exchange on each of the five full consecutive trading days ending on and including March 21, 2017, the third business day prior to the scheduled expiration of the Offer. Accordingly, each Share validly tendered into the Offer and not properly withdrawn will be exchanged for the Default Cash Consideration, consisting of $11.40 in cash, and the Default Stock Consideration, consisting of an number of shares of UnitedHealth Group common stock equal to $45.60 divided by the applicable UnitedHealth Group Trading Price, together with cash in lieu of any fractional shares of UnitedHealth Group common stock, without interest and less any applicable withholding taxes. Any outstanding Shares not tendered into the Offer and with respect to which appraisal rights have not been validly exercised will be exchanged for the Default Cash Consideration and Default Stock Consideration in the First Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2017	Surgical Care Affiliates, Inc.

	By:	/s/ Richard L. Sharff, Jr.
Richard L. Sharff, Jr., Executive Vice President, General Counsel and Corporate Secretary